Exhibit 8.1

LIST OF SUBSIDIARIES OF BIRKS GROUP INC.

Name	Jurisdiction of Incorporation
Mayor’s Jewelers, Inc.	Delaware
Mayor’s Jewelers of Florida, Inc.	Florida
Mayor’s Jewelers Intellectual Property Holding Co.	Delaware
JBM Retail Company, Inc.	Delaware
JBM Venture Co., Inc.	Delaware
Cash, Gold & Silver USA, Inc.	Delaware
Cash, Gold & Silver Inc.	Canada
Birks Jewellers Limited	Hong Kong